Storm Cat Energy Reports on Reserve Estimates and Revenue Projections for Palo Field

May 26, 2005 - Storm Cat Energy Corp. (SME- TSX.V) (the "Company") announces that it has received an independent reserves report on its Palo property. The report, titled "Evaluation of the Coal Gas Reserves of Palo Field, Campbell County, Wyoming", was prepared for the Company by Sproule Associates Inc. ("Sproule"), a firm of independent petroleum engineers, based on data as at January 1, 2005. Sproule's evaluation was carried out in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook and is consistent with National Instrument 51-101 requirements. The Palo field coal gas reserve estimates and revenue projections from Sproule's report are summarized in the tables below.

Summary of Oil and Gas Reserves and Net Present Values of Future Net Revenue (Constant Case)

	Natural Gas Reserves
Reserves Category	Gross MMcf	Net MMcf	Before Income Taxes Discounted Present Value (MM$)
			0%	5%	10%	15%	20%
Proved Developed Producing	2,362	1,437	4.669	4.254	3.914	3.630	3.390
Proved Developed Non-Producing	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Proved Undeveloped	5,880	3,969	8.387	6.489	4.995	3.804	2.841
Total Proved	8,242	5,406	13.056	10.743	8.909	7.434	6.231
Probable	5,378	3,594	9.187	7.072	5.489	3.744	3.354
Total Proved Plus Probable	13,620	9,000	22.243	17.815	14.398	11.178	9.585

Total Future Net Revenue (Undiscounted Constant Case)

	Revenue M$	Royalties M$	Operating Costs M$	Development Costs M$	Well Abandonment Costs M$	Future Net Revenue Before Income Taxes M$
Total Proved	47,026	18,031	9,916	6,022		13,057
Total Proved Plus Probable	77,704	29,436	16,163	9,862		22,243

Summary of Oil and Gas Reserves and Net Present Values of Future Net Revenue
(Forecast Prices and Costs)

	Natural Gas Reservess
Reserves Category	Gross MMcf	Net MMcf	Before Income Taxes Discounted Present Value (MM$)
			0%	5%	10%	15%	20%
Proved Developed Producing	2,279	1,383	4.253	3.930	3.660	3.429	3.231
Proved Developed Non-Producing	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Proved Undeveloped	5,778	3,900	5.884	4.444	3.301	2.381	1.633
Total Proved	8,057	5,283	10.137	8.374	6.961	5.810	4.864
Probable	5,262	3,516	6.212	4.715	3.585	2.723	2.055
Total Proved Plus Probable	13,319	8,799	16.349	13.089	10.546	8.533	6.919

Total Future Net Revenue (Forecast Prices and Costs)

	Revenue M$	Royalties M$	Operating Costs M$	Development Costs M$	Well Abandonment Costs M$	Future Net Revenue Before Income Taxes M$
Total Proved	42,081	16,143	9,760	6,040		10,138
Total Proved Plus Probable	68,207	25,853	16,048	9,957		16,349

These reserve estimates and revenue projections are intended to supplement the disclosure on the Company's reserve estimates and revenue projections for its Jamison and Twenty Mile fields contained in a Form 51-101 F1 dated May 2, 2005.

The constant gas price scenarios employed the Henry Hub December 31, 2004 gas price of US $6.50/mmbtu, while escalated gas price scenarios used the 5-year NYMEX strip, then flat after 2010. The forecast prices used in preparing the Company's reserves data are set out in the table below.

Henry Hub Price $/MMBtu

2005	$6.74
2006	$6.48
2007	$6.08
2008	$5.70
2009	$5.41
2010	$5.49
2011	$5.58
2012	$5.66
2013	$5.75
2014	$5.83
2015	$5.92

(Escalation Rate of 1.5% thereafter)

The Company acquired the Palo field through its wholly-owned subsidiary, Storm Cat Energy (USA) Corporation, Palo Petroleum, Inc. of Dallas, Texas on February 28, 2005 for a cash purchase price of US $8,550,000. The Palo field is located on the eastern portion of the Powder River Basin, approximately 35 miles northwest of Gillette, Wyoming. It presently consists of 71 producing wells (69 operated) currently producing approximately 2.6 MMcfd from various Fort Union coal seams. There are 6,320 gross contiguous acres of which over 80% is either undeveloped or partially developed.

For further information, please contact The Kottmeier Resolution Group, investor relations, at toll free 1-87STORMCAT (1-877-867-6228) or via email info@stormcatenergy.com .

By Order of the Board of Directors

Storm Cat Energy Corporation

J. Scott Zimmerman

President

Caution Regarding Forward Looking Statements

This publication contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995. Such statements are based on the Company's current expectations, estimates and projections about the industry, management's beliefs and certain assumptions made by it; and involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors. Words such as "anticipates", "expects", "intends", "plans", "believes" or similar expressions are intended to identify forward-looking statements. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the Company's need for and availability of additional financing, and the other risk factors discussed in greater detail in the Company's various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company's Form 20-F dated June 23, 2004.

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